Corporate Headquarters 300 Lindenwood Drive Valleybrooke Corporate Center Malvern, PA 19355 (484) 617-1200

January 4, 2024

VIA EDGAR

U.S. Securities & Exchange Commission
Division of Corporation Finance
Office of Industrial Applications and Services
100 F Street, NE
Washington, D.C. 20549
Attention: Jeanne Baker and Terence O’Brien

Ladies and Gentlemen,
This letter is submitted in response to the comment letter dated December 19, 2023 from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission, relating to the Ecovyst Inc. (“Ecovyst,” the “Company”, “we,” “us,” or “our”) Annual Report on Form 10-K (the “2022 Form 10-K”) for the year ended December 31, 2022 that was filed on February 28, 2023 (File No. 001-38221). For reference purposes, we have restated the comment contained in the Staff’s letter dated December 19, 2023 before our response below.

Form 10-K for the Year Ended December 31, 2022
The Company, page 3
1.We note your response to prior comment 1. Since your percentages of sales reflect the combination of your 50% proportionate interest in your joint venture sales with your own consolidated sales, they do not comply with (i) and (ii) of Rule 101(a)(2) of Regulation G, as the numerator and denominator underlying the percentage calculations are comprised of non-GAAP numerical measures. Specifically, the inclusion of sales associated with your equity method investee, Zeolyst, with your consolidated sales results in an individually tailored revenue recognition accounting policy. Refer to Question 100.04 of the Non-GAAP C&DI's and confirm that you will no longer include these presentations in future filings.

Response to Comment 1:
The Company supplementally advises the Staff that the Company will revise the presentations to exclude the referenced non-GAAP measures in the Company’s future filings.
I hope that the foregoing has been responsive to your comment. If you should have any questions about this letter or require any further information, please call me at (484) 617-1212 or Craig E. Marcus of Ropes & Gray LLP at (617) 951-7802.

Very truly yours,

/s/ MICHAEL FEEHAN
Michael Feehan
Vice President and Chief Financial Officer
(Duly Authorized Officer and Principal Financial and Accounting Officer)

cc:	Joseph Koscinski, Vice President, Chief Administrative Officer, General Counsel and Secretary
Craig E. Marcus, Ropes & Gray LLP

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